Exhibit 12.      Statement re: Computation of Ratios

BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2001	2002	2001

		(dollars in thousands)
Income before income taxes	$158,601	$107,618	$266,600	$210,202

Fixed charges (1):
Interest expense	125,796	134,872	230,600	284,350
Rental expense	5,752	3,936	10,470	7,651

	131,548	138,808	241,070	292,001
Less interest on deposits	78,778	105,861	142,407	226,282

Net fixed charges	52,770	32,947	98,663	65,719

Earnings, excluding interest on deposits	$211,371	$140,565	$365,263	$275,921

Earnings, including interest on deposits	$290,149	$246,426	$507,670	$502,203

Ratio of earnings to fixed charges:
Excluding interest on deposits	4.01x	4.27x	3.70x	4.20x
Including interest on deposits	2.21x	1.78x	2.11x	1.72x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.